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                                                                EXHIBIT (a)(14)

Dr. Mr. Guinchard:

  Today's proposal by Rexel S.A. to acquire the 49% of Rexel, Inc. that it doesn't already own is a major step in the ongoing development of both of our companies. As we all know, the intense competition in the electrical supplies distribution industry makes aggressive growth a strategic necessity. In order to most effectively continue this growth strategy, we believe it is essential for our group to simplify its corporate structure in the U.S. Thus, we can be even more efficient and flexible in seizing attractive opportunities.

  Please be assured, your management and employees' interests and concerns are of paramount importance to Rexel S.A. as we work together to build on our company's success. This transaction will not change in any way our worldwide management philosophy of retaining each company's national autonomy and the entrepreneurial spirit which supports the great competitive strength of our group. While current incentives (stock options) will be honored, a new incentive program designed to motivate and reward personnel will be implemented after the transaction is completed.

  As a critically important member of the Rexel S.A. family, we believe this strategic combination will place Rexel, Inc. in an even stronger position to compete in this rapidly consolidating industry. Your company will become more closely allied to a global, internationally respected corporation with a formidable distribution and support network and a reputation for maximizing the potential of its business colleagues. Rexel, Inc. will have Rexel S.A.'s resources, services and support at its disposal allowing it to take full advantage of growth opportunities in the U.S. market.

  We believe our track record of success in growing businesses speaks for itself. On behalf of the Rexel S.A. Group, I thank you, your management staff, and most especially Rexel, Inc.'s employees for your dedication and commitment in earning a well-deserved reputation for excellence in our industry.

  I thank you for your consideration and look forward to the response by Rexel, Inc.'s Board of Directors.

                                          Sincerely,

                                          /s/ Alain Redheuil
                                             Alain Redheuil